Exhibit 99.1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNITED UTILITIES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a) or (ii) DR 3.1.4(R)(1)(b) or (iii) both (i) and (ii) NOTIFICATION IN RESPECT OF (iii)

3.	Name of PDMR/director GORDON ARTHUR IVAN WATERS	4.	State whether the notification relates to a person connected with a PDMR/director named in 3 and identify the connected person NOTIFICATION BY DIRECTOR AND CONNECTED PERSON – MRS M WATERS

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. N/A	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares. ORDINARY

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them G A I WATERS: 25,184 ORDINARY MRS M WATERS: 46,189 ORDINARY SHARE INCENTIVE PLAN: 1,018 ORDINARY TOTAL: 72,391 ORDINARY	8.	State the nature of the transaction DIVIDEND REINVESTMENT INTO ISA

9.	Number of shares, debentures or financial instruments relating to shares acquired 278 ORDINARY SHARES	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0000001

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or valuation of transaction £ 6.40	14.	Date and place of transaction 2 September 2005 UK

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) G A I WATERS: 25,323 ORDINARY MRS M WATERS: 46,328 ORDINARY SHARE INCENTIVE PLAN: 1,018 ORDINARY TOTAL: 72,669 ORDINARY	16.	Date issuer informed of transaction 6 October 2005

If a PDMR has been granted options by the issuer complete the following boxes:

17.	Date of grant	18.	Period during which or date on which it can be exercised

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information	24.	Name of contact and telephone number for queries Jane Gilmore 01925 237052

25.	Name and signature of authorised company official responsible for making this notification P A DAVIES, Assistant Company Secretary

Date of notification 6 October 2005